CUSIP No. 231082801	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CUMULUS MEDIA INC.
(Name of Issuer)

Class A Common Stock, par value $0.0000001 per share
(Title of Class of Securities)

231082801
(CUSIP Number)

Ravinder Sajwan
463 MacPherson Road
Singapore 368181
+65 6587 7383
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

January 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒.

CUSIP No. 231082801	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Renew Group Private Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,621,426
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,621,426
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.01%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 231082801	Page 3 of 5 Pages

Item 1.	Security and Issuer
This Schedule 13D relates to the class A common stock, par value $0.00000001 (“Common Stock”) of Cumulus Media Inc. (the “Company”).  The address of the principal executive offices of the Company is 780 Johnson Ferry Road, NE, Suite 500, Atlanta, Georgia 30342.  This Schedule 13D is being filed pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because the Reporting Person (as defined below) intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As a result, the Reporting Person is not currently eligible to report its beneficial ownership on Schedule 13G and has transitioned to Schedule 13D.
Item 2.	Identity and Background
(a)
This Schedule 13D is being filed by Renew Group Private Ltd. (the “Reporting Person”). Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the control person, executive officers and directors of the Reporting Person (the “Related Parties”). To the best of the knowledge of the Reporting Person, none of the persons listed on Schedule A beneficially owns any securities of the Company or is a party to any contract, agreement, or understanding required to be disclosed herein.

(b)	The principal business address of the Reporting Person is 463 MacPherson Road, Singapore 368181.
(c)	The Reporting Person owns and operates various companies in medical, energy, water, media and other industries for both industrial and consumer use.
(d)-(e)
During the last five years, none of the Reporting Persons or any of the Related Parties has (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Not applicable as the Reporting Person is not a natural person.

Item 3.	Source and Amount of Funds or Other Consideration
In aggregate, the Reporting Person has voting and dispositive power over 1,621,426 shares of Common Stock of the Company acquired at an aggregate cost of $6,835,932.
As of the date of this filing, the Reporting Person has no margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction
This is the Reporting Person’s initial Schedule 13D, after transitioning from its Schedule 13G filing, as discussed above.
The Reporting Person owns 10.01% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of October 20, 2023.
The Reporting Person intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As it deems necessary, the Reporting Person will assert its stockholder rights.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act, and the regulations thereunder, the Reporting Person has such a purpose.  Except as noted in this Schedule 13D, the Reporting Person does not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its positions and formulate plans or proposals with respect thereto.

CUSIP No. 231082801	Page 4 of 5 Pages
Item 5.	Interest in Securities of the Company
The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of the class A Common Stock, 16,196,129, reported as the number of outstanding shares as of October 20, 2023, in the Company’s Quarterly Report on Form 10-Q filed on October 27, 2023. None of the Related Parties beneficially own any shares of the Common Stock, and one of them have had any transactions in the Common Stock within the past 60 days.
The Reporting person made the following transactions in the Common Stock within the past 60 days:
Date	Quantity Buy/(Sell)	High Price	Low Price	Avg Price
10/19/2023	(11,600)	$5.28	$5.03	$5.13
10/20/2023	70,400	$5.18	$4.98	$4.98
10/23/2023	3,822	$4.99	$4.99	$4.99
10/27/2023	90,890	$4.83	$4.71	$4.79
10/30/2023	68,358	$4.79	$4.62	$4.74
10/31/2023	35,066	$4.58	$4.47	$4.53
11/1/2023	856	$4.58	$4.57	$4.58
11/3/2023	7,485	$4.99	$4.91	$4.93
11/6/2023	3,176	$4.96	$4.95	$4.96
11/8/2023	33,705	$4.83	$4.78	$4.82
11/9/2023	7,625	$4.83	$4.78	$4.81
11/10/2023	7,970	$4.86	$4.86	$4.86
11/13/2023	6,910	$4.88	$4.79	$4.82
11/16/2023	2,600	$4.97	$4.95	$4.95
11/22/2023	6,590	$4.93	$4.84	$4.68
11/24/2023	67	$4.96	$4.95	$4.96
11/27/2023	21,109	$4.99	$4.97	$4.98
11/28/2023	207	$4.94	$4.91	$4.91
11/29/2023	3,587	$4.98	$4.93	$4.94
11/30/2023	19,001	$4.97	$4.91	$4.94
12/1/2023	45,151	$4.97	$4.95	$4.97
12/4/2023	1,062	$4.94	$4.90	$4.94
12/5/2023	2,288	$4.95	$4.90	$4.94
12/6/2023	9,121	$4.93	$4.87	$4.92
12/7/2023	13,103	$4.99	$4.93	$4.97
12/8/2023	3,642	$4.99	$4.92	$4.99
12/11/2023	320	$4.96	$4.95	$4.96
12/12/2023	79	$4.99	$4.99	$4.99
12/13/2023	5,690	$4.99	$4.98	$4.99
1/5/2024	441	$5.00	$5.00	$5.00
1/8/2024	7,322	$4.99	$4.98	$4.99
1/10/2024	1,589	$4.99	$4.97	$4.98
1/11/2024	29,642	$4.95	$4.94	$4.95
1/12/2024	24,771	$4.97	$4.92	$4.95
1/16/2024	23,003	$4.94	$4.92	$4.93
1/17/2024	15,668	$4.94	$4.92	$4.94
1/18/2024	7,718	$4.98	$4.92	$4.95
1/19/2024	127,722	$5.00	$4.86	$4.90
1/22/2024	6,317	$5.03	$5.03	$5.03

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
None.
Item 7.	Material to be Filed as Exhibits
None.

CUSIP No. 231082801	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2024

RENEW GROUP PRIVATE LTD. By: /s/ Ravinder Sajwan Name: Ravinder Sajwan Title: Chief Executive Officer

Schedule A

Control Person, Executive Officers and Directors of Renew Group Private Ltd.

Name and Position Renew Group Private Ltd.	Present Principal Business, Occupation or Employment	Name, Principal Business and Address of Entity in Which Business Conducted	Citizenship

Ravinder Sajwan, Chief Executive Officer and Director (Control Person)	Mr. Sajwan is Chief Executive Officer and a Director of Renew Group Private Ltd.
Renew Group Private, Ltd., a company that owns and operates various companies in medical, energy, water, media and other industries for both industrial and consumer use, located at   463 MacPherson Road, Singapore 368181
Singapore

Weng Peng Low, Vice President – Investments and Finance and Director	Mr. Low is Vice President – Investments and Finance and a Director of Renew Group Private Ltd.
Renew Group Private, Ltd., a company that owns and operates various companies in medical, energy, water, media and other industries for both industrial and consumer use, located at   463 MacPherson Road, Singapore 368181
Singapore

Indu Rawat, Director	Mrs. Rawat is general partner of IR Investments LP.
IR Investments, LP is a private partnership that makes investments across a broad spectrum of financial instruments including personal property, commercial paper, common stock, preferred, commodities, futures, partnership interests and debt, located at 5A Shenton Way #31-15 Singapore 068814
Canada